SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

YEXT, INC.
(Name of Subject Company (Issuer))

Yext, Inc.
(Names of Filing Persons (Issuer and Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98585N106
(CUSIP Number of Class of Securities)

Michael Walrath

Chief Executive Officer
Yext, Inc.
61 Ninth Avenue

New York, NY 10011
(212) 994-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Michael C. Labriola

Wilson Sonsini Goodrich & Rosati, P.C.
1700 K Street NW, Fifth Floor

Washington, DC 20006-3814

(202) 973-8800

Marisa D. Stavenas

Patrick M. Baron

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Yext, Inc. (“Yext,” or the “Company”) on February 10, 2026 (the “Schedule TO”) relating to the offer by Yext to purchase for cash up to $180 million in value of shares of common stock, par value $0.001 per share (each, a “Share,” and collectively, the “Shares”), of the Company at price of not less than $5.75 and not greater than $6.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest. Yext’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 10, 2026 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items that are amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1, 4, 7 and 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

Summary Term Sheet; Are there any conditions to the Offer?

Page 5 of the Offer to Purchase is hereby amended and supplemented by replacing the first bullet with the following:

“there has been instituted, threatened in writing, pending or taken any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that, in our reasonable judgment:”

Page 5 of the Offer to Purchase is hereby amended and supplemented by replacing the ninth bullet with the following:

“the commencement or material escalation, on or after February 10, 2026, of war, armed hostilities or other international or national calamity, including, but not limited to, any outbreak of a pandemic or contagious disease or an act of terrorism, involving the United States, which, in our reasonable judgment, has a material adverse effect on us or makes it inadvisable for us to proceed with the Offer;”

Page 7 of the Offer to Purchase is hereby amended and supplemented by replacing the fourth bullet with the following:

“any change or changes have occurred or are threatened in writing in or related to our or our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, results of operations or prospects that, in our reasonable judgment, has or could be expected to have a material adverse effect on us or our subsidiaries, or on the trading in the Shares, or on the benefits we expect to receive from the Offer;”

Section 7. Conditions of the Offer.

Page 29 of the Offer to Purchase is hereby amended and supplemented by replacing the first bullet with the following:

“there has been instituted, threatened in writing, pending or taken any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that, in our reasonable judgment:”

Page 29 of the Offer to Purchase is hereby amended and supplemented by replacing the ninth bullet with the following:

“the commencement or material escalation, on or after February 10, 2026, of war, armed hostilities or other international or national calamity, including, but not limited to, any outbreak of a pandemic or contagious disease or an act of terrorism, involving the United States, which, in our reasonable judgment, has a material adverse effect on us or makes it inadvisable for us to proceed with the Offer;”

Page 31 of the Offer to Purchase is hereby amended and supplemented by replacing the fourth bullet with the following:

“any change or changes have occurred or are threatened in writing in our or our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, results of operations or prospects that, in our reasonable judgment, has or could be expected to have a material adverse effect on us or our subsidiaries, or on the trading in the Shares, or on the benefits we expect to receive from the Offer;”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by removing Exhibit (d)(15).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YEXT, INC.

By:	/s/ Ho Shin
Name:	Ho Shin
Title:	EVP & General Counsel

Dated: February 23, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(A)	Offer to Purchase, dated February 10, 2026.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 10, 2026.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, February 10, 2026.*

(a)(1)(F)	Summary Advertisement, February 10, 2026.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Press release, dated February 2, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 2, 2026).

(a)(5)(B)	Press release announcing Tender Offer, dated February 10, 2026.*

(b)	Credit Agreement, dated May 15, 2025, by and among the Yext, Inc., a Delaware corporation, the lenders from time to time party thereto and Acquiom Agency Services LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 21, 2025).

(d)(1)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).

(d)(2)	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).

(d)(3)	Form of Stock Option Grant Notice and Stock Option Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).

(d)(4)	Form of Restricted Stock Unit Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).

(d)(5)	Form of Restricted Stock Agreement under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).

(d)(6)	2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).

(d)(7)	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).

(d)(8)	Form of Stock Option Grant Notice and Stock Option Agreement under 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).

(d)(9)	Form of Restricted Stock Unit Agreement under 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).

(d)(10)	Employee Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).

Exhibit

(d)(11)	Hearsay Social, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed August 9, 2024).

(d)(12)	Amended and Restated Outside Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed September 6, 2023).

(d)(13)	Change of Control and Severance Policy (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed March 13, 2017).

(d)(14)	Form of Employment Agreement with the executive officers of the Company (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1/A filed March 17, 2017).

(d)(16)	Employment Agreement between Yext, Inc. and Michael Walrath (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 8, 2022).

(d)(17)	Form of Stand-Alone Inducement Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 8, 2022).

(d)(18)	Form of Performance-Based Restricted Stock Unit Agreement Under 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed June 7, 2023).

(d)(19)	Letter Amendment to Employment Agreement between Yext, Inc. and Michael Walrath (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed March 13, 2024).

(d)(20)	Form of Restricted Stock Unit Agreement between Yext, Inc. and Michael Walrath (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K filed March 13, 2024).

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table.*

*       Previously filed.

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